UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 7, 2025

(Date of earliest event reported)

PHOENIX ENERGY ONE, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-4526672
(State or other incorporation)	(I.R.S. Employer Identification No.)

4643 South Ulster Street, Suite 1510

Denver, CO 80237

18575 Jamboree Road, Suite 830

Irvine, CA 92612

152 North Durbin Street, Suite 220

Casper, WY

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

9.0% Bonds

(Title of each class of securities issued pursuant to Regulation A)

Item 5. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On March 7, 2025, the manager of the sole member of Phoenix Energy One, LLC (the “Company”), in consultation with management, concluded that each of (i) the Company’s previously issued audited consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2022 (the “Audited Financial Statements”) contained in the Company’s Annual Report on Form 1-K/A for the fiscal year ended December 31, 2023 (the “Form 1-K/A”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 26, 2024, and (ii) the Company’s previously issued unaudited condensed consolidated financial statements for the fiscal semiannual periods ended June 30, 2024 and 2023 (the “Semiannual Unaudited Financial Statements” and, together with the Audited Financial Statements, the “Existing Financial Statements”) contained in the Company’s Semiannual Report on Form 1-SA/A for the fiscal semiannual period ended June 30, 2024 (the “Form 1-SA/A”), filed with the SEC on September 26, 2024, should no longer be relied upon due to certain errors in the Existing Financial Statements, as addressed in Financial Accounting Standards Board Accounting Standards Codification Topic (“ASC”) 250. Accordingly, the Company intends to further amend each of the Form 1-K/A and the Form 1-SA/A (the “Restated Filings”) as soon as reasonably practicable to reflect that the Company is restating the Existing Financial Statements.

During the third quarter of 2024, the Company identified misstatements regarding debt issuance costs and capitalized interest in the Existing Financial Statements. In the Existing Financial Statements, the Company had immediately expensed debt issuance costs related to its unregistered bond offerings rather than amortizing them over the weighted-average term of the bonds, which resulted in overstated advertising and marketing expense, selling, general and administrative expense, and payroll and payroll-related expense, and understated interest expense and loss on debt extinguishment. Additionally, in the Existing Financial Statements, the Company had previously expensed all interest costs, rather than capitalizing interest incurred on expenditures made in connection with the Company’s exploration and development projects as permitted under ASC 835-20, “Capitalized Interest,” resulting in the Company overstating its interest expense and understating its oil and gas properties, in corresponding amounts.

The Company’s manager has discussed with its auditor, Ramirez Jimenez International CPAs, the matters disclosed in this filing pursuant to this Item 5.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 1-U (this “Current Report”) contains certain “forward-looking” statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” “guidance,” or other similar words or expressions. These forward-looking statements include, among others, the anticipated filing of the Restated Filings, the financial statements to be restated, and the filings in which such restated financial statements will appear. These forward-looking statements are based on the Company’s current assumptions, expectations, and beliefs and are subject to numerous risks, including, among other things, risks related to the timely completion of the Restated Filings; the risk that additional information may become known prior to the expected filing with the SEC of the Restated Filings or that other subsequent events may occur that would require the Company to make additional adjustments to its financial statements, which could be material, or delay the filing of the corrected or future periodic reports with the SEC; the risk of identification of errors in the Company’s financial reporting in the future that require the Company to restate previously issued financial statements, which may subject the Company to unanticipated costs or regulatory penalties and could cause investors to lose confidence in the accuracy and completeness of the Company’s financial statements; and those risks set forth under the caption “Risk Factors” in the Company’s most recent filings with the SEC. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this Current Report. Further information on these and other factors that could affect the Company’s financial results and the forward-looking statements in this Current Report is included in the Company’s filings with SEC. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Energy One, LLC

By:	/s/Lindsey Wilson
Name:	Lindsey Wilson
Title:	Chief Business Officer

Date:	March 12, 2025